JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES
REGARDING ANNUAL MEETINGS IN 2022
TORONTO, ON, December 6, 2021 – This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank Group, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us continues to actively monitor the ongoing impact of the COVID-19 pandemic and the directives from public health and government authorities for group gatherings and social distancing. We have been taking a series of proactive precautionary measures to help protect the health and well-being of our employees, clients and communities. This degree of care and concern extends to all of our shareholders and policyholders. Although we may be able to resume in-person annual meetings in 2022 with the appropriate health and safety protocols in place, we have been carefully considering alternatives for our respective meetings in light of the continued and unpredictable circumstances of the COVID-19 pandemic, public health restrictions and potential protocols recommended by public health authorities and organizations.
As a result, we have once again jointly obtained a court order that enables our 2022 annual meetings to be held, as electronic-only or as hybrid meetings, as determined by each financial institution. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. In March 2020 and December 2020, we jointly obtained a similar court order. We are considering ways to enhance the participant experience in 2022, leveraging the learnings from our respective 2020 and 2021 annual meetings. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.
We believe these are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights. Each institution is committed to presenting their respective meeting in a manner that supports constructive shareholder engagement.
The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.
Bank of Montreal BMO Life Assurance Company Media Relations Paul Gammal (416) 867-3996 paul.gammal@bmo.com Investor Relations Bill Anderson (416) 867-7834 bill2.anderson@bmo.com	The Bank of Nova Scotia Media Relations Laura Mergelas (437) 244-7863 laura.mergelas@scotiabank.com Investor Relations Sophia Saeed (647) 973-6961 sophia.saeed@scotiabank.com

Canadian Imperial Bank of Commerce Media Relations Trish Tervit (416) 813-9119 trish.tervit@cibc.com	Canadian Western Bank Investor Relations Chris Williams (780) 508-8229 chris.williams@cwbank.com
Laurentian Bank of Canada Media Relations Merick Seguin (514) 451-3201 merick.seguin@lbcfq.ca Investor Relations Susan Cohen (514) 970-0564 susan.cohen@lbcfq.ca

National Bank of Canada
Media Relations
Marie-Pierre Jodoin
(514) 394-4209
mariepierre.jodoin@nbc.ca

Investor Relations
Marianne Ratté
1-866-517-5455
investorrelations@nbc.ca /
relationsinvestisseurs@bnc.ca

Royal Bank of Canada RBC Life Insurance Company Media Relations Gillian McArdle (416) 842-4231 gillian.mcardle@rbc.com Investor Relations Asim Imran (416) 955-7804 asim.imran@rbc.com	The Toronto-Dominion Bank Media Relations Natasha Ferrari (416) 400-9098 natasha.ferrari@td.com Investor Relations Gillian Manning (416) 308-6014 gillian.manning@td.com

Great-West Lifeco Inc.
The Canada Life Assurance Company
Media Relations
Liz Kulyk
(204) 391-8515
media.relations@canadalife.com

Investor Relations
Deirdre Neary
(647) 328-2134
deirdre.neary@canadalife.com

Manulife Financial Corporation
The Manufacturers Life Insurance Company
Media Relations
Gillian Earle
(289) 834-0862
gillian_earle@manulife.com

Investor Relations
Hung Ko
(416) 806-9921
hung_ko@manulife.com

Sun Life Financial Inc.
Sun Life Assurance Company of Canada
Media Relations
Rajani Kamath
(416) 979-6070
rajani.kamath@sunlife.com
Investor Relations
Yaniv Bitton
(416) 979-6496
investor_-relations@sunlife.com